1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 29, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Reports Second Quarter EPS of NT$1.55
Hsin-Chu, Taiwan, R.O.C., July 29, 2010 — TSMC today announced consolidated revenue of NT$104.96 billion, net income of NT$40.28 billion, and diluted earnings per share of NT$1.55 (US$0.24 per ADS unit) for the second quarter ended June 30, 2010.
Year-over-year, second quarter revenue increased 41.4% while net income increased 64.8% and diluted EPS increased 65%. Compared to first quarter of 2010, second quarter results represent a 13.9% increase in revenue, and a 19.7% increase in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Gross margin for the quarter was 49.5%, operating margin was 38.6%, and net margin was 38.4%.
In the second quarter, demand for TSMC’s wafers continued to be strong, and wafer shipments in all major semiconductor market segments increased from their first quarter levels.
Advanced process technologies (0.13-micron and below) accounted for 72% of wafer revenues. 90-nanometer process technology accounted for 16% of wafer revenues, 65-nanometer 27%, and 40-nanometer 16% of total wafer sales.
“Both macroeconomic forecast and booking trend indicate that third quarter business will continue to grow. Relative to the second quarter, the consumer and communication segments in the third quarter will increase while the computer segment will decline slightly,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Based on our current business outlook, management expects overall performance for third quarter 2010 to be as follows”:
•	Revenue to be between NT$109 billion and NT$111 billion;

•	Gross profit margin to be between 48% and 50%;

•	Operating profit margin to be between 36% and 38%.
# # #

TSMC’s 2010 second quarter consolidated results :
(Unit: NT$million, except for EPS)

	2Q10		2Q09		YoY	1Q10		QoQ
	Amount*		Amount		Inc. (Dec.)%	Amount		Inc. (Dec.)%
Net sales	104,962		74,212		41.4	92,187		13.9
Gross profit	51,926		34,296		51.4	44,185		17.5
Income from operations	40,468		25,127		61.1	34,128		18.6
Income before tax	42,410		26,389		60.7	35,303		20.1
Net income	40,282		24,442		64.8	33,663		19.7
EPS (NT$)	1.55	**	0.94	***	65.0	1.30	****	19.7

*	2010 second quarter figures have not been approved by Board of Directors

**	Based on 25,917 million weighted average outstanding shares

***	Based on 25,943 million weighted average outstanding shares

****	Based on 25,916 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho VP & CFO, TSMC Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager PR Department, TSMC Tel: 886-3-563-6688 ext. 7125038 Mobile: 886-911-258751 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Principal Specialist PR Department, TSMC Tel: 886-3-563-6688 ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com